[LETTERHEAD]

November 16, 2007

Ms. Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Ubiquitech Software Corporation. (the Company)
Form SB-2 Registration Statement
File Number: 333-147046

Dear Ms. Jacobs;

This is in response to your November 16, 2007 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Special Note Regarding Forward-Looking Statements, page 10

1. Your comment has been noted. The Company has deleted this language from the registration statement.

Part II.

Exhibit 5.1, Opinion of David Wagner & Associates, P.C.

This firm has provided a revised opinion letter.

Signatures

Mr. Sobnosky has signed in the additional capacity of Principal Accounting Officer.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner